UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-132242, 333-132242-01

GE Equipment Midticket LLC, Series 2006-1

(Exact name of registrant as specified in its charter

44 Old Ridgebury Road, Danbury, CT 06810

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

See the attached Schedule A

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record of the certification or notice date: See attached Schedule B

Pursuant to the requirements of the Securities Exchange Act of 1934 GE Equipment Midticket LLC, Series 2006-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 12, 2006              By /s/ Charles E. Rhodes

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature

SCHEDULE A

Title of each class of securities covered by the Attached Form 15

Series of Securities	Class
GE Equipment Midticket LLC, Series 2006-1	A-1
GE Equipment Midticket LLC, Series 2006-1	A-2
GE Equipment Midticket LLC, Series 2006-1	A-3
GE Equipment Midticket LLC, Series 2006-1	A-4
GE Equipment Midticket LLC, Series 2006-1	B
GE Equipment Midticket LLC, Series 2006-1	C

SCHEDULE B
APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE DATE OF THE ATTACHED
FORM 15(BY SERIES AND CLASS):

Series of Securities	Class	Number of Holders of Record
GE Equipment Midticket LLC, Series 2006-1	A-1	10
GE Equipment Midticket LLC, Series 2006-1	A-2	10
GE Equipment Midticket LLC, Series 2006-1	A-3	6
GE Equipment Midticket LLC, Series 2006-1	A-4	5
GE Equipment Midticket LLC, Series 2006-1	B	4
GE Equipment Midticket LLC, Series 2006-1	C	4